Form N-SAR

Sub-Item 77Q1(b)

Text of Proposals Described in Sub-Item 77D

Janus Government Money Market Fund

2-34393, 811-1879

Janus Government Money Market Fund

At a meeting held on March 10, 2016, the Board of Trustees of the Fund (the “Trustees”) approved the designation of the Fund as a “government money market fund.” Under the Reform Rules, a government money market fund is defined as a money market fund that invests at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash and/or government securities). As a government money market fund, the Fund will be permitted to continue to utilize the amortized cost method of valuation to sell and redeem its shares at a $1.00 share price. Janus Capital currently manages the Fund as a government money market fund under the Reform Rules and will continue to manage the Fund in this way.

Under the Reform Rules, government money market funds may elect, but are not required, to adopt liquidity fees or temporarily restrict shareholder redemptions under certain circumstances. The Trustees have determined that the Fund will not impose a liquidity fee on redemptions or temporarily restrict redemptions from the Fund. Please note that the Fund may impose a liquidity fee on redemptions or temporarily restrict redemptions at a later time, but only after providing appropriate prior notice to shareholders as required under the Reform Rules.

The following replaces in its entirety the first paragraph found under “Principal Investment Strategies”:

The Fund pursues its investment objectives by normally investing at least 99.5% of its total assets in cash, U.S. Government securities, and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash and/or government securities). The Fund’s investments in U.S. Government securities may include obligations issued and/or guaranteed as to principal and interest by the U.S. Government or by its agencies and instrumentalities, and repurchase agreements secured by such obligations. Although U.S. Government agencies and instrumentalities may be chartered or sponsored by Acts of Congress, their securities are not issued by, and may not be guaranteed by (i.e., backed by the full faith and credit of), the United States Treasury. Some government agency and instrumentality securities not backed by the full faith and credit of the United States are supported by the issuer’s ability to borrow from the U.S. Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. The Fund’s investments in securities issued by U.S. Government agencies and instrumentalities may be significant.